FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

            For the month of September 1, 2004 to September 30, 2004



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................





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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated:  October 8, 2004





.........................................
(Signed by)
THINAGARAN
Director


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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                  FROM SEPTEMBER 1, 2004 TO SEPTEMBER 30, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



579      Madura Concession







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                                                     CityView
                                                       Corporation Limited
                                                      ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia    6000
                                                    PO Box   5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia    6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile:  (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                           ---------------------
                                                    Web:   www.cityviewcorp.com
                                                           --------------------

September 16, 2004


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

                                MADURA CONCESSION

CityView Corporation Limited ("CityView") (ASX:CVI) announces the following information from its Joint Venture partner and operating shareholder, PT Medco Energi Internasional TBK ("Medco"):

Medco has advised that the spud in of the Sebaya-2 well will be delayed to between the middle and end of October 2004 due to the extensive refurbishment of the Apexindo rig and the requisite certification process by the relevant authorities. The land for the drill site has been acquired and cleared and most of the contracts for services and materials have been finalised.

Below is a summary of the prospect montage prepared by the Medco
Madura-Pertamina JOB.

SEBAYA-2
The prospect is a delineation appraisal well. Located at Dusun Sumber Batu, Desa Kadur, Kecamatan Kadur, Kabupaten Pamekasan, Madura Island, East Java. Seismic Line 89 MDR-171/SP.2017.

The primary target of the Sebaya-2 well is to define the western extension of the overall Sebaya prospect by targeting the Tuban sands reservoir, as established from previous drilling and DSTs #1 and #2 in the Sebaya-1 well.

The drilling will also establish the limits of the Tawun sand reservoir as the secondary target.

Both reservoirs have been shown from earlier drilling on Sebaya-1 to be gas bearing.

Sebaya-2 will be drilled before the drilling of the Sebaya-3 well. It will be drilled to a total depth of 5000 feet sub-sea within the Early Miocene Tuban formation.

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HYDROCARBON RESOURCES
The Sebaya-2 structure area is expected to contain gas resources of 132.3 BCFG (most likely case) with an upside case estimate of 178.4 BCFG.

The recommendation to drill the well is based on the following analysis:
1. Sebaya-2 is interpreted to be between approximately 3.5 kms from Sebaya-1. This well has already been shown to contain hydrocarbon potential in the Kertegeneh structure.
2. Sebaya-2 is expected to have pressure communication with the Sebaya-1 and Kertegeneh wells.
3. At Sebaya-1 these reservoirs flowed at 1.02 MMSCFGPD and 55 BCPD with 48/64" choke from DST#1 in the Tuban formation. DST#2 swabbed water.
4.       Two other DSTs in the Tawun formation swabbed water.
5. The well test chromatographs in these three zones detected a high gas presence and the well logs also suggested gas accumulation.

GEOLOGICAL AND STRUCTURAL SETTING
Sebaya-2 is situated in the main fault block of the Sebaya anticline structure on the crest of the Pemaroh anticline in its surface location. The anticline has an East-West direction. The faulted anticlinal trap was formed and affected by tectonic movement during the Plio-Pleistocene.

Sebaya-2 is separated by a down to the south normal fault from the Sebaya-1 well on its targeted horizons. Intra-formational shales of the Tawun and Tabun formations are proven to be a good seal for the trapped hydrocarbons in Sebaya-1 and also the nearby Kertegeneh field. Several other, older Dutch fields, on the northern range of Madura (Tanjung, Mandala, Durbuk) produced hydrocarbons from the shallow Tawun sandstone that is similar to that in the Kertegeneh field.

Sebaya-2 it is estimated will range between 500-600 feet higher than Sebaya-1 on the DST #1 horizon. It will likely be 700 feet higher than Sebaya-1 on the DST #2 horizon.

STRATIGRAPHY
The stratigraphic situation of the Sebaya-2 well can be predicted as follows:
o Tawun Formation Middle Miocene - Sandstone layers of the Ngrayong member of the Tawun formation - o Tuban Formation Early Miocene - Calcareous sandstone layers

SOURCE ROCKS
The thick shale of both the Tuban and Tawun formations are believed to be good source rock for hydrocarbons in the NE Java region. The Tuban formation deposits of Miocence age are typical of fluvial and shallow marine environments, containing abundant terrestrial matter. These sediments are largely gas prone. They are recognised as having less capacity to expel liquids on reaching maturity.

The Tuban source formation is not mature in the Sebaya structure area but rather in the kitchen area that is situated offshore southeast of Madura. The expelled hydrocarbons were migrated laterally out from a kitchen along dip layers, or vertically, through fault planes as the migration pathways to the trap areas. The source rock from the Kujung shales of Oligocene age were deposited in marine environments with a maturity level ranging from mature-late mature.


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     LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC") DOCUMENTS


                  FROM SEPTEMBER 1, 2004 TO SEPTEMBER 30, 2004


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